Aurora Mobile Limited

14/F, China Certification and Inspection Building

No. 8, Keji South 12th Road, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

September 28, 2022

VIA EDGAR

Mr. Kyle Wiley, Staff Attorney

Ms. Jan Woo, Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurora Mobile Limited

Registration Statement on Form F-3 (File No. 333-260944)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Aurora Mobile Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4 P.M., Eastern Time on September 30, 2022, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

[Signature page follows]

Very truly yours,

Aurora Mobile Limited

By:	/s/ Shan-Nen Bong
Name:	Shan-Nen Bong
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]